EXHIBIT 99.1

Date: December 14, 2012

To: DISH Employees with DISH Stock Options and DISH RSUs

From: Aaron LaPoint, VP Human Resources

Re: Stock Option Exercise Price Adjustment and RSU Payment

On December 2, 2012, the Board of Directors of DISH Network Corporation (“DISH”) declared a non-recurring dividend of $1.00 per share on the outstanding Class A and Class B common stock of DISH, which will be payable in cash on December 28, 2012 to shareholders of record on December 14, 2012.

Adjustment to Options

To appropriately reflect the value of the dividend in the DISH employee stock incentive plans, the DISH Board of Directors and the Compensation Committee of the DISH Board of Directors (which administers the plans) authorized a decrease of up to $1.00 per share in the exercise price of existing unexercised and unexpired DISH stock options; provided, that the exercise price of eligible stock options will not be reduced below $1.00.  The exact amount of the adjustment was based on the difference between: (i) the closing price of DISH’s Class A common stock on the trading day immediately before the “ex-dividend date” (December 11, 2012) as reported on the Nasdaq Global Select Market and (ii) the price of the first non-cross block trade on the “ex-dividend date” (December 12, 2012) as reported on the Nasdaq Global Select Market.  Consequently, in light of this difference, the adjustment to decrease the exercise price of DISH stock options has been set at $0.77 per share; provided, that the exercise price will not be reduced below $1.00.  The adjustment to the exercise price will not affect the vesting or expiration of your stock options.

However, because an adjustment to the exercise price would cause certain of our employee stock options that would otherwise be treated as incentive stock options (“ISOs”) to no longer receive the tax treatment afforded to ISOs for U.S. Federal income tax purposes, we will not make an adjustment for those options without the consent of DISH employees who hold ISOs.  The consent will be solicited through a one-time voluntary exchange offer (the “Exchange”).  Holders of ISOs will have a specific timeframe to participate in an Exchange — currently expected to begin by year-end (on a date that has not yet been set) and expire twenty business days later.  Please note that the exercise price of all existing unexercised and unexpired ISOs will not be adjusted until completion of an Exchange, which will not occur until early 2013.

No such consent is required with respect to eligible non-qualified stock options because an adjustment of the exercise price will not affect how those options are treated for tax purposes.  All eligible non-qualified stock options will be automatically adjusted by DISH.  Please note, however, that the exercise price of all existing unexercised and unexpired non-qualified stock options will not be adjusted until completion of an Exchange, which will not occur until early 2013.

If you exercise stock options before the completion of the Exchange, you will not benefit from any adjustment to the exercise price of those stock options.

Payment on RSUs

DISH will also make a payment of $0.77 per DISH restricted stock unit (“RSU”) on existing unvested and unexpired DISH RSUs as such RSUs vest in accordance with the terms and conditions of the applicable DISH RSU agreement.  The payment for RSUs will be made shortly after such RSUs vest.  The payment will not affect the vesting or expiration of DISH RSUs.

Other Stock Holdings

Employees who hold shares of DISH’s common stock on December 14, 2012 will receive the dividend payment on those shares through normal brokerage procedures.  Employees who hold shares of DISH’s common stock through the 401(k) plan as of the record date will receive the dividend payment in their 401(k) account.  The payment to the 401(k) account will be invested in accordance with the employee’s current investment elections.

We will communicate additional details via email from time to time to explain the Exchange and the procedures for participating.

Please monitor your email for this upcoming information.

Please email stock.options@dish.com or call 1-855-256-0682 with any questions you may have.

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The Exchange described in this letter has not yet commenced.  When the Exchange is commenced, DISH will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or the SEC.  Persons who are eligible to participate in the Exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange.

DISH stockholders and stock option holders will be able to obtain the written materials described above and other documents filed by DISH with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.